

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2010

Mr. Mark Featherstone
Chief Financial Officer
Quaker Chemical Corporation
One Quaker Park
901 E. Hector Street
Conshohocken, PA 19428-2380

> **Re: Quaker Chemical Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010**
> **File No. 001-12019**

Dear Mr. Featherstone:

        We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        John Cash
                                        Accounting Branch Chief